Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated December 4 2002

STATOIL ASA
(Exact name of registrant as specified in its charter)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No   ☒

If "Yes"is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82______________

This Report on Form 6-K contains a press release issued by Statoil ASA on December 4, 2002, entitled "Statoil upgrades production forecast".

Statoil upgrades production forecast

Statoil (OSE: STL, NYSE: STO) has upgraded its forecast for total production in 2002, from 1,050,000 barrels of oil equivalent per day (boe/d) to 1,070,000 boe/d.

Output from the Norwegian continental shelf is expected to average some 1,050,000 boe/d in the fourth quarter, while international operations should average 85,000 boe/d for 2002.

This boosts Statoil's production estimate over the whole year to the revised figure.

`The increase is primarily down to the fact that we've been able to make more gas available for sale to the UK, explains Peter Mellbye, executive vice president for Natural Gas.`

Statoil is sticking to its production target for 2004 of 1,000,000 boe/d from the NCS and 120,000 boe/d internationally.

Further information from:

Media relations:
Kristin Bremer Nebben, tel. +47 51 99 13 77 (office), 957
24363 (mobile)

Investor relations:
Mari Thjømøe, tel. +47 51 99 77 90 (office), +47 907 77824 (mobile)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Dated: December 4, 2002	By:	/S/ Inge. K. Hansen Inge K. Hansen Chief Financial Officer